N E W S R E L E A S E

October 29, 2013

Nevsun Announces Q3 2013 Results Release Date

Nevsun Resources Ltd. (TSX:NSU / NYSE MKT:NSU) plans to release its third quarter 2013 financial results on Wednesday November 7, 2013, after market with a conference call to follow on Friday, November 8, 2013 at 8AM Vancouver / 11AM Toronto, New York / 4PM London.

North America: 1 888-390-0605 / +1 416-764-8609 / +1 778-383-7417
UK: 0800 028 6441 (toll free)
Other International: +1 416-764-8609 / +1 778-383-7417

The conference call will be available for replay until November 15, 2013, by calling 1 888-390-0541 / +1 416-764-8677 and entering passcode 172790.

About Nevsun Resources Ltd.

Nevsun Resources Ltd. is a Vancouver-based mining company.  Nevsun’s 60%-owned Bisha Mine commenced commercial production in February 2011 and ranks as one of the highest grade open pit copper mines in the world.  Nevsun has a strong balance sheet to grow shareholder value through exploration at Bisha and acquisition of additional mining assets.

NEVSUN RESOURCES LTD. “Cliff T. Davis” Cliff T. Davis President & Chief Executive Officer	For further information, Contact: Kin Communications Tel: 604 684 6730 Toll free: 1 866 684 6730 Email: nsu@kincommunications.com Website: www.nevsun.com